Business Transfer and Assumption of Shinhan Bank’s Fund Administration Operation

On July 28, 2008, Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (“SFG”), and AITAS, a subsidiary of Shinhan Bank, decided at their respective Board of Director’s Meeting to transfer Shinhan Bank’s fund administration business to AITAS. The total transfer amount is KRW 5,696,340,000. Business transfer and assumption is expected to take place on September 29, 2008, following each company’s Shareholders’ Meeting in August 2008.